Holding(s) in Company Released : 02.11.2021 RNS Number : 0772R Rio Tinto PLC 02 November 2021 TR-1: Standard form for notification of major holdings NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) 1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rio Tinto PLC 1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate) Non-UK issuer 2. Reason for the notification (please mark the appropriate box or boxes with an "X") An acquisition or disposal of voting rights X An acquisition or disposal of financial instruments X An event changing the breakdown of voting rights Other (please specify): 3. Details of person subject to the notification obligation Name The Capital Group Companies, Inc. City and country of registered office (if applicable) Los Angeles, USA 4. Full name of shareholder(s) (if different from 3.) Name City and country of registered office (if applicable) 5. Date on which the threshold was crossed or reached: 29/10/2021 6. Date on which issuer notified (DD/MM/YYYY): 01/11/2021 7. Total positions of person(s) subject to the notification obligation: % of voting rights attached to shares (total of 8.A) % of voting rights through financial instruments (total of 8.B.1 + 8.B.2) Total of both in % (8.A + 8.B) Total number of voting rights of issuer Resulting situation on the date on which threshold was crossed or 6.48% 0.72% 7.20% 1,248,016,961 EXHIBIT 99.2 reached Position of previous notification (if applicable) 5.00% 0.00% 5.00% 8. Notified details of the resulting situation on the date on which the threshold was crossed or reached: A: Voting rights attached to shares Class/type of shares ISIN code (if possible) Number of voting rights % of voting rights Direct (DTR5.1) Indirect (DTR5.2.1) Direct (DTR5.1) Indirect (DTR5.2.1) GB0007188757 Common Stock 78,954,545 6.33% US7672041008 Depository Receipt 1,917,300 0.15% SUBTOTAL 8.A 80,871,845 6.48% B 1: Financial Instruments DTR5.3.1R (1) (a) Type of financial instrument Expiration date Exercise/ Conversion Period Number of voting rights that may be acquired if the instrument is exercised/converted % of voting rights N/A SUBTOTAL 8.B.1 B 2: Financial Instruments with similar economic effect DTR5.3.1R (1) (b) Type of financial instrument Expiration date Exercise/ Conversion Period Physical or cash settlement Number of voting rights % of voting rights Rights to recall lent shares of Depository Receipt N/A N/A Physical settlement 9,023,121 Depository Receipt shares or 9,023,121 votes on a converted basis 0.72% SUBTOTAL 8.B.2 9,023,121 0.72% 9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X") Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s)

holding directly or indirectly an interest in the (underlying) issuer Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) X Name % of voting rights if it equals or is higher than the notifiable threshold % of voting rights through financial instruments if it equals or is higher than the notifiable threshold Total of both if it equals or is higher than the notifiable threshold Capital Research and Management Company 6.45% 7.17% Capital Group Private Client Services, Inc. Capital International, Inc. Capital International Sarl Capital International Limited Capital Bank and Trust Company Total 6.48% 7.20% 10. In case of proxy voting, please identify: Name of the proxy holder The number and % of voting rights held The date until which the voting rights will be held 11. Additional information: The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC") and Capital Bank & Trust Company ("CB&T"). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients. CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies ("CGII management companies"): Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K, and Capital Group Private Client Services, Inc. CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients. CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank. Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. Place of completion Los Angeles Date of completion 01/11/2021

LEI: 213800YOEO5OQ72G2R82 Classification: 2.3: Major shareholding notifications This announcement is authorised for release to the market by Steve Allen, Rio Tinto's Group Company Secretary. Steve Allen Group Company Secretary Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885 This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END HOLBTBBTMTMMBAB